UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

364934109

(CUSIP Number)

Stuart D. Porter

185 Dartmouth Street, 7th Floor

Boston, MA 02116

(617) 531-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364934109	13D	Page 2 of 6 pages

1	Names of Reporting Persons Stuart D. Porter
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,600

11	Aggregate Amount Beneficially Owned by Each Reporting Person 424,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person IN

CUSIP No. 364934109	13D	Page 3 of 6 pages

1	Names of Reporting Persons Three Curve Holding Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 216,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 216,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person CO

CUSIP No. 364934109	13D	Page 4 of 6 pages

1	Names of Reporting Persons Three Curve Capital LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 216,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 216,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 364934109	13D	Page 5 of 6 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 14, 2022 (as amended, the “Schedule 13D”), relating to the common shares, without par value (the “Common Shares”) of GameSquare Holdings, Inc., formerly known as Engine Gaming and Media, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented with the following.

Warrant Expiration

On January 8, 2024, certain warrants to purchase Common Shares of the Issuer held by the Reporting Persons expired unexercised. As a result, the Reporting Persons are no longer deemed to beneficially own of more than 5% of the outstanding Common Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 12,925,828 Common Shares outstanding as of October 20, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Stuart D. Porter	424,600	3.3%	0	424,600	0	424,600
Three Curve Holding Corporation	216,666	1.7%	0	216,666	0	216,666
Three Curve Capital LP	216,666	1.7%	0	216,666	0	216,666

The amounts reflected in the table above consists of (i) 179,933 Common Shares held of record by Mr. Porter, (ii) 216,666 Common Shares held of record by Three Curve Capital LP, and (iii) 28,001 Common Shares issuable upon exercise of restricted stock units and stock options held by Mr. Porter.

Mr. Porter is the sole shareholder of Three Curve Holding Corporation, which is the general partner of Three Curve Capital LP. As such, Three Curve Holding Corporation and Mr. Porter may be deemed to share beneficial ownership of the securities held of record by Three Curve Capital LP. Each of them disclaims any such beneficial ownership.

(c) Except as set forth in Item 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Shares.

(d) None.

(e) As of January 8, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares.

CUSIP No. 364934109	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2024

Stuart D. Porter

/s/ Stuart D. Porter

Three Curve Holding Corporation

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President

Three Curve Capital LP

By:	Three Curve Holding Corporation,
its general partner

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President